VIA EDGAR & FEDERAL EXPRESS

April 3, 2007

Hanna T. Teshome
Special Counsel
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:  Residential Accredit Loans, Inc.
     Registration Statement on Form S-3
     File No. 333-140610
     Response to Comment Letter dated February 23, 2007
     --------------------------------------------------

Dear Ms. Teshome,

On behalf of Residential Accredit Loans, Inc. ("Depositor"), we submit this letter in response to the comments in your letter dated February 23, 2007 relating to the above-referenced registration statement on Form S-3 as filed on February 12, 2007 (the "Registration Statement"). The changes in the prospectus supplement and the responses below are the same as those included in our letter to you dated March 9, 2007, which was reviewed informally.

Registration Statement on Form S-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response: We confirm that the Depositor and each issuing entity previously established, directly or indirectly, by the Depositor or any affiliate of the Depositor has been current and timely with Exchange Act reporting during the twelve calendar months and the portion of the month immediately preceding the filing of the Registration Statement with respect to asset-backed securities involving the same asset class. Attached as Schedule 1 are the CIK codes for each issuing entity that had Exchange Act reporting requirements established by the Depositor or any



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Securities and Exchange Commission
April 3, 2007
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affiliate of the Depositor that has offered a class of asset-backed securities involving the same asset class during the twelve calendar months and the portion of the month immediately preceding the filing of the Registration Statement.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed pursuant to the 1934 Act requirements.

Response: We confirm that all material terms to be included in the finalized agreements will also be disclosed in the final related Rule 424(b) prospectus.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response: We confirm that unqualified legal and tax opinions will be filed at the time of each takedown.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response: We confirm that the base prospectus includes all assets, credit enhancements and other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplement

Risk Factors, page S-16

5. Please update the risk factor section to discuss the current conditions in the housing market. Include in this discussion, the recent increases in payment defaults and foreclosures, the changes in real estate values and the impact of non-conventional mortgages in that regard. If applicable, also address the inability of mortgage loan originators to repurchase mortgage loans in accordance with their agreements as a result of financial difficulties, bankruptcies, etc.

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Securities and Exchange Commission
April 3, 2007
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Response: An additional risk factor addressing these issues has been added on pages S-18 and S-19. Because the repurchase obligation for breaches of representations and warranties does not apply to our originators or subservicers, but only applies to Residential Funding Company, LLC, the sponsor, we do not believe that a discussion of the inability of originators to repurchase mortgage loans is applicable.

Mortgage Pool, page S-38

6. While we note your disclosure on page S-39 that none of the mortgage loans are currently more than 30 days delinquent, the base prospectus does not appear to preclude the inclusion of mortgage loans that are greater than 30 days delinquent. Please revise your prospectus supplement to include the form of delinquency table you would provide if applicable. See items 1111(c) and 1100(b)(1) of Regulation AB. You may also refer to Section 1.01 of Regulation AB Telephone Interpretations available on our website.

Response: We have revised the form of prospectus supplement on page S-43 where delinquency information is provided. Since in most cases the information can be described clearly in a few bullet points, we do not believe that a tabular presentation would enhance the clarity of the disclosure in those cases. However, where appropriate, for example in transactions securitizing seasoned loans, we will include delinquency information in tabular form as indicated on page I-6 where we believe that tabular presentation would enhance the clarity of the disclosure.

                                      * * *

If you have specific questions you would like to discuss, please do not hesitate to contact Julianne Linder at (952) 857-6463 or Marie Athaide of Orrick at (212) 506-5142. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

                                                    Very truly yours,

                                                       /s/ Bruce P. Bowen
                                                       -------------------------
                                                       Bruce P. Bowen
                                                       Associate General Counsel

cc: Katharine Crost


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Securities and Exchange Commission
April 3, 2007
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SCHEDULE 1 - CIK Numbers for Issuing Entities of the Depositor and its
Affiliates in Response to Comment #1

----------------------------------
Depositor
----------------------------------
RESIDENTIAL ACCREDIT LOANS, INC.
----------------------------------

Issuing Entity                                                        CIK
RALI Series 2006-QA1 Trust                                        0001348928
RALI Series 2006-QA2 Trust                                        0001351923
RALI Series 2006-QA3 Trust                                        0001358093
RALI Series 2006-QA4 Trust                                        0001361593
RALI Series 2006-QA5 Trust                                        0001365250
RALI Series 2006-QA6 Trust                                        0001368287
RALI Series 2006-QA7 Trust                                        0001371153
RALI Series 2006-QA8 Trust                                        0001374747
RALI Series 2006-QA9 Trust                                        0001377603
RALI Series 2006-QA10 Trust                                       0001379883
RALI Series 2006-QA11 Trust                                       0001382163
RALI Series 2006-QH1 Trust                                        0001379510
RALI Series 2006-QO1 Trust                                        0001348929
RALI Series 2006-QO10 Trust                                       0001383114
RALI Series 2006-QO2 Trust                                        0001351924
RALI Series 2006-QO3 Trust                                        0001356304
RALI Series 2006-QO4 Trust                                        0001358890
RALI Series 2006-QO5 Trust                                        0001361594
RALI Series 2006-QO6 Trust                                        0001365249
RALI Series 2006-QO7 Trust                                        0001374886
RALI Series 2006-QO8 Trust                                        0001376787
RALI Series 2006-QS1 Trust                                        0001348927
RALI Series 2006-QS10 Trust                                       0001369100
RALI Series 2006-QS11 Trust                                       0001369101
RALI Series 2006-QS12 Trust                                       0001372600
RALI Series 2006-QS13 Trust                                       0001372798
RALI Series 2006-QS14 Trust                                       0001375655
RALI Series 2006-QS15 Trust                                       0001375656
RALI Series 2006-QS16 Trust                                       0001377807
RALI Series 2006-QS17 Trust                                       0001380368
RALI Series 2006-QS18 Trust                                       0001380369
RALI Series 2006-QS2 Trust                                        0001351117

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Securities and Exchange Commission
April 3, 2007
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RALI Series 2006-QS3 Trust                                        0001352052
RALI Series 2006-QS4 Trust                                        0001358092
RALI Series 2006-QS5 Trust                                        0001359592
RALI Series 2006-QS6 Trust                                        0001362195
RALI Series 2006-QS7 Trust                                        0001362336
RALI Series 2006-QS8 Trust                                        0001366205
RALI Series 2006-QS9 Trust                                        0001366206
RALI Series 2006-QO9 Trust                                        0001379884
RALI Series 2007-QS1 Trust                                        0001382368
RALI Series 2007-QS2 Trust                                        0001383327
RALI Series 2007-QO1 Trust                                        0001384915
RALI Series 2007-QH1 Trust                                        0001385033
RALI Series 2007-QA1 Trust                                        0001385297

----------------------------------------
Depositor
----------------------------------------
RESIDENTIAL ASSET SECURITIES CORPORATION
----------------------------------------

Issuing Entity                                                        CIK
RASC Series 2006-EMX1 Trust                                       0001348922
RASC Series 2006-KS1 Trust                                        0001348923
RASC Series 2006-KS2 Trust                                        0001351543
RASC Series 2006-EMX2 Trust                                       0001351542
RASC Series 2006-KS3 Trust                                        0001354920
RASC Series 2006-EMX3 Trust                                       0001354919
RASC Series 2006-EMX4 Trust                                       0001361591
RASC Series 2006-KS4 Trust                                        0001362534
RASC Series 2006-EMX5 Trust                                       0001365247
RASC Series 2006-KS5 Trust                                        0001361592
RASC Series 2006-EMX6 Trust                                       0001368289
RASC Series 2006-KS6 Trust                                        0001369197
RASC Series 2006-EMX7 Trust                                       0001371606
RASC Series 2006-KS7 Trust                                        0001371774
RASC Series 2006-KS8 Trust                                        0001374220
RASC Series 2006-EMX8 Trust                                       0001375145
RASC Series 2006-EMX9 Trust                                       0001377243
RASC Series 2006-KS9 Trust                                        0001377244
RASC Series 2007-KS1 Trust                                        0001384914


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Securities and Exchange Commission
April 3, 2007
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----------------------------------
Depositor
----------------------------------
RESIDENTIAL ASSET MORTGAGE
PRODUCTS, INC.
----------------------------------

Issuing Entity                                                        CIK
RAMP Series 2006-EFC1 Trust                                       0001348930
RAMP Series 2006-NC1 Trust                                        0001348931
RAMP Series 2006-RS1 Trust                                        0001348932
RAMP Series 2006-RS2 Trust                                        0001351546
RAMP Series 2006-RZ1 Trust                                        0001351922
RAMP Series 2006-NC2 Trust                                        0001351545
RAMP Series 2006-NC3 Trust                                        0001354928
RAAC Series 2006-SP1 Trust                                        0001355617
RAMP Series 2006-RZ2 Trust                                        0001358179
RAAC Series 2006-SP2 Trust                                        0001359589
RAMP Series 2006-RS3 Trust                                        0001361603
RAMP Series 2006-RS4 Trust                                        0001361604
RAAC Series 2006-SP3 Trust                                        0001366204
RAMP Series 2006-RZ3 Trust                                        0001370175
RAMP Series 2006-RS5 Trust                                        0001371152
RAMP Series 2006-RZ4 Trust                                        0001374221
RAMP Series 2006-RS6 Trust                                        0001377242
RAMP Series 2006-RZ5 Trust                                        0001379511
RAAC Series 2006-SP4 Trust                                        0001380367
RAMP Series 2006-EFC2 Trust                                       0001354927
GMACM Mortgage Loan Trust 2006-AR1                                0001351072
GMACM Mortgage Loan Trust 2006-J1                                 0001352221
GMACM Mortgage Loan Trust 2006-AR2                                0001355082
GMACM Home Loan Trust 2006-HLTV1                                  0001356571
GMACM Home Equity Loan Trust 2006-HE1                             0001357280
GMACM Home Equity Loan Trust 2006-HE2                             0001366700
GMACM Home Equity Loan Trust 2006-HE3                             0001372961
GMACM Home Equity Loan Trust 2006-HE4                             0001375162
GMACM Home Equity Loan Trust 2006-HE5                             0001380675


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Securities and Exchange Commission
April 3, 2007
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----------------------------------
Depositor
----------------------------------
RESIDENTIAL FUNDING MORTGAGE
SECURITIES I, INC.
----------------------------------

Issuing Entity                                                        CIK
RFMSI Series 2006-S1 Trust                                        0001349290
RFMSI Series 2006-SA1 Trust                                       0001349282
RFMSI Series 2006-S2 Trust                                        0001351948
RFMSI Series 2006-S3 Trust                                        0001353813
RFMSI Series 2006-S4 Trust                                        0001356490
RFMSI Series 2006-S5 Trust                                        0001363535
RFMSI Series 2006-S6 Trust                                        0001366203
RFMSI Series 2006-S7 Trust                                        0001369031
RFMSI Series 2006-SA2 Trust                                       0001369665
RFMSI Series 2006-SA3 Trust                                       0001371608
RFMSI Series 2006-S8 Trust                                        0001373571
RFMSI Series 2006-S9 Trust                                        0001373849
RFMSI Series 2006-S10 Trust                                       0001376300
RFMSI Series 2006-SA4 Trust                                       0001377245
RFMSI Series 2006-S11 Trust                                       0001377907
RFMSI Series 2006-S12 Trust                                       0001380370
RFMSI Series 2007-S1 Trust                                        0001384913
RFMSI Series 2007-SA1 Trust                                       0001385032

----------------------------------
Depositor
----------------------------------
RESIDENTIAL FUNDING MORTGAGE
SECURITIES II, INC.
----------------------------------
Issuing Entity                                                        CIK
Home Equity Loan Trust 2006-HSA1                                  0001348926
Home Equity Loan Trust 2006-HSA2                                  0001351544
Home Loan Trust 2006-HI1                                          0001355456
Home Equity Loan Trust 2006-HSA3                                  0001355457
Home Loan Trust 2006-HI2                                          0001362476
Home Loan Trust 2006-HI3                                          0001368323
Home Equity Loan Trust 2006-HSA4                                  0001369504
Home Loan Trust 2006-HI4                                          0001374279
Home Equity Loan Trust 2006-HSA5                                  0001375155
Home Loan Trust 2006-HI5                                          0001383189

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